UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                                  Cardima, Inc.
                     --------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)


                                   14147M 10 6
                      -------------------------------------
                                 (CUSIP Number)


                                February 25, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (continued on following page(s))

                                                               Page 2 of 5 pages

                                  SCHEDULE 13G
                                  ------------


CUSIP NO.  14147M 10 6
           -----------


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  St. Jude Medical, Inc. [EIN: 41-1276891]

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a)  [ ]
                                                                        (b)  [ ]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Minnesota


                         5.    SOLE VOTING POWER        1,600,000              .
           NUMBER OF                              -----------------------------
            SHARES
         BENEFICIALLY    6.    SHARED VOTING POWER      Not applicable         .
           OWNED BY                                 ---------------------------
             EACH
          REPORTING      7.    SOLE DISPOSITIVE POWER      1,600,000           .
            PERSON                                    -------------------------
             WITH
                         8.    SHARED DISPOSITIVE POWER       Not applicable   .
                                                        -----------------------



9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,600,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.4%

12.      TYPE OF REPORTING PERSON*

         CO

                                                               Page 3 of 5 pages


ITEM 1(a).        Name of Issuer
                  --------------

                  Cardima, Inc.


ITEM 1(b).        Address of Issuer's Principal Executive Offices
                  -----------------------------------------------

                  47266 Benicia Street, Fremont, CA 94538


ITEM 2(a).        Names of Persons Filing
                  -----------------------

                  St. Jude Medical, Inc.


ITEM 2(b).        Address of principal business office
                  ------------------------------------

                  One Lillehei Plaza
                  St. Paul, MN 55117


ITEM 2(c).        Citizenship
                  -----------

                  See Row 4 on cover page.


ITEM 2(d).        Title of Class of Securities
                  ----------------------------

                  Common Stock


ITEM 2(e).        CUSIP Number
                  ------------

                  14147M 10 6

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:
                  ----------------------------------------------------

                  Not applicable.

                                                               Page 4 of 5 pages


ITEM 4.           Ownership
                  --------------

         (a)      Amount beneficially owned

                  1,600,000


         (b)      Percent of class       7.4%      .
                                   ----------------


         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote         1,600,000                  .
                                                                    -----------------------------------

                  (ii)     shared power to vote or to direct the vote       Not applicable             .
                                                                       --------------------------------

                  (iii)    sole power to dispose or to direct the disposition of      1,600,000        .
                                                                                  ---------------------

                  (iv)     shared power to dispose or to direct the disposition of     Not applicable  .
                                                                                    -------------------


ITEM 5.           Ownership of Five Percent or Less of a Class
                  --------------------------------------------

                  Not applicable.


ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person
                  --------------------------------------------------------

                  Not applicable.


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                  -------------------------------------------------------------

                  Not applicable.


ITEM 8.           Identification and Classification of Members of the Group
                  ---------------------------------------------------------

                  Not applicable.


ITEM 9.           Notice of Dissolution of Group
                  ------------------------------

                  Not applicable.

                                                               Page 5 of 5 pages

ITEM 10.          Certification
                  -------------

                  By signing below I certify that, to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 9, 2000

                                       ST.  JUDE MEDICAL, INC.



                                       By:  /s/Kevin T. O'Malley
                                           -------------------------------------
                                           Vice President and General Counsel